

Mail Stop 3561

June 14, 2017

Joseph Jackson
Chief Executive Officer
WageWorks, Inc.
1100 Park Place
San Mateo, California 94403

> **Re:** **WageWorks, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 17, 2017**
> **File No. 001-35232**

Dear Mr. Jackson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition…

Results of Operations

Revenues, page 26

1. In your analysis of results of operations, you attribute period-to-period changes to a combination of several different factors, such as in your discussion of revenue for your Healthcare segment. When you list multiple factors that contributed to changes, please quantify, if possible, the impact of each factor that you discuss to provide better insight into the underlying reasons behind the changes in your results. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

Definitive Proxy Statement on Schedule 14A

Performance Measures, page 32

2. We note your disclosure that net income was selected as a performance-based objective for the 2016 Executive Bonus Plan. Pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please disclose the net income threshold level, the achievement of which would lead an executive to be eligible to receive a payment under that performance objective, or tell us why you do not believe this disclosure is necessary.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products